

September 27, 2022

Laura Crossen
Interim Chief Financial Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, NJ 07083

> **Re: Bed Bath & Beyond Inc.**
> **Form 10-K for Fiscal Year Ended February 26, 2022**
> **File No. 000-20214**

Dear Ms. Crossen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2022

Management's Discussion and Analysis and Results of Operations
Results of Operations, page 30

1. Your quarterly earnings releases furnished in Form 8-K's include meaningful supplemental information on revenues and expenses including trends and quantification of key drivers impacting your results of operations. Please tell us how you considered including such information in your Form 10-K and Form 10-Q filings. Please ensure that you quantify the key drivers of changes for each of the factors that you cite in your MD&A discussion. Refer to Item 303(a) and (b) of Regulation S-K.

2. We note your disclosure on page 30 of supply chain disruptions in the second half of the year. Please specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or

regulatory approval of products.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Susie A. Kim